Exhibit 99(c)(12)

von der crone rechtsanwälte

von der Crone Rechtsanwälte AG Samariterstrasse 5, CH-8032 Zürich Telefon +41 44 267 59 59 Telefax +41 44 267 59 00 www.vondercrone.ch	Hans Caspar von der Crone Prof. Dr. iur., LL.M. (Yale), Rechtsanwalt Direktwahl +41 44 267 59 01 hanscaspar.vondercrone@vondercrone.ch Eingetragen im Anwaltsregister

Alcon Inc.

Independent Director Committee

Bösch 69

6331 Hünenberg

Zurich, May 27, 2010

Alcon / Novartis Merger, Legal Opinion on Conflicts of Interests Issue

Dear Sirs

You have asked me for my legal opinion under the applicable Swiss law on the dealing with conflicts of interests and the applicability of Alcon’s internal organizational documents with regard to the planned merger between Alcon and Novartis. My assessment is based on the facts summarized below which have been presented to me by e-mail and telephone correspondence from March 3rd, 2010 onwards by Pestalozzi, Attorneys at Law Ltd, Zürich, and Sullivan & Cromwell LLP, New York.

Table of Contents:

I.	FACTS				2
II.	QUESTION				3
III.	EXECUTIVE SUMMARY				3
IV.	CONSIDERATIONS				5
	A.	Dealing with Conflicts of Interests in General			5
		1.	Measures to Overcome a Conflict of Interests		6
			a)	Additional Support	6
			b)	Dealing at Arm’s Length: Market Price and Fairness Opinion	10
			c)	Abstention from Voting	11
			d)	Conclusion	11
		2.	Consequences of a Decision Taken by a Conflicted Board		12
			a)	Voidness of Board Decisions	12
			b)	Implications on the Shareholders’ Meeting’s Merger Decision	13
			c)	Responsibility of Delegated Board Members	13
	B.	Interpretation of Alcon’s OrgReg and Charter			14
		1.	Interpretation of Internal Regulations		14
		2.	Relevant Provisions of the OrgReg		15

	3.	Interpretation of Art. 5 Section 5 (a) and (b) OrgReg	16
	4.	Scope of the IDC’s Field of Responsibility beyond Art. 5 OrgReg	18
	5.	Conclusion	19
C.	No Change of Rules after Announcement of Transaction 20
	1.	Article 11 Section 3 OrgReg	20
	2.	Pendency of Proceedings	20
	3.	Analogy to Takeover Law	21
	4.	Conclusion	22

I.              FACTS

Alcon, Inc. (“Alcon”) is a company limited by shares, incorporated under the laws of Switzerland with its legal domicile in Hünenberg (ZG). It has a share capital of CHF 60’803’258.00, divided in 304’016’290 registered shares with a par value of CHF 0.20. Alcon was acquired by Nestlé AG (“Nestlé”) in 1977. In 2002, Nestlé listed 23% of its shares on the New York Stock Exchange, with Nestlé remaining Alcon’s majority shareholder, holding about 77% of Alcon shares. In April 2008, Nestlé sold 74 million (approx. 25%) Alcon shares to Novartis AG (“Novartis”) at a price of USD 143.18 per share. At the same time, Novartis was granted a call option with regard to the acquisition of the remaining Nestlé stake in Alcon (approx. 52%) at a price of USD 181 and Nestlé was granted a put option with regard to the same shares on the same terms. The options could not be exercised prior to January 1, 2010.

On December 9, 2008, the Alcon board adopted an Independent Director Committee Charter (the “Charter”). The Independent Director Committee (the “IDC”) was established “to serve as a disinterested body with respect to transactions that relate to the Company, to the shares of the Company or to related party transactions involving one or more major shareholders of the Company [...] with a view to protect the interests of both the Company and the minority shareholders of the Company”. The Charter was adopted based on Art. 5 section 5 of the Organizational Regulations (“OrgReg”), which had been enacted in February 2002 and last amended in September 2007.

On January 4, 2010, Novartis announced that it exercised its call option and that it intends to integrate Alcon into Novartis by means of a merger under Swiss law. Whereas Nestlé will be paid USD 181 per share for its stake of approx. 52% based on the call option agreement, the remaining minority shareholders (holding approx. 23%) of Alcon would receive in the course of the merger 2.8 Novartis shares in exchange for each Alcon share. On January 4, 2010, this offer to the minority shareholders amounted to USD 153 per Alcon share. Prior to the announcement of January 4, 2010, the Alcon shares were traded at a stock exchange price of about USD 164.

The exchange ratio offered to the minority shareholders and Novartis’ additional remarks that it will attempt to implement the planned merger irrespective of the IDC’s position attracted the minority shareholders’ critique. On January 20, 2010, the IDC informed Novartis that it considered the Novartis offer to the Alcon minority shareholder to be “grossly inadequate”.

The IDC seeks to obtain an expert opinion with regard to the question of the applicability and the effects of the OrgReg and the Charter on the decision-making process within the Alcon board in the current situation.

II.            QUESTION

Under Swiss corporate law, are the provisions in the OrgReg and in the Charter of Alcon regarding the IDC applicable in the present situation? Must the IDC approve Novartis’ merger proposal before the entire Alcon board can validly decide on this topic?

III.           EXECUTIVE SUMMARY

Whenever a board member’s fiduciary duties conflict with third-party interests such board member is obliged to guard, special measures must be taken to protect the integrity of the decision-making process. If the board does not adequately address a conflict of interests, the decision by such conflicted board will either be void or trigger the board members’ personal liability. With regard to a merger, the voidness of the board decision will have in particular the following implications on both the signing of the merger agreement and the subsequent shareholders’ meeting’s approval:

a)     The merger agreement signed based on a decision by a conflicted board will not be effective if the counterparty to the merger agreement was or should have been aware of the conflict of interests at the board level. In the present case, this means that the merger agreement between Alcon and Novartis will not become legally effective if it is approved by a conflicted Alcon board because Novartis, after having appointed the conflicted directors to the Alcon board, will not be in a position to claim that it was unaware of the conflict of interests.

b)    The shareholders’ meeting’s approval of an ineffective merger agreement based on a (void) decision taken by a conflicted board will be challengeable by a shareholder or by the board of directors.

That being said, several alternatives are available under Swiss law in order to cure conflicts of interests at the board level. The principle of dealing at arm’s length can be applied in almost all situations. Whether approval by the independent directors, approval by the shareholders’ meeting or abstention from voting is the appropriate means to overcome a conflict of interests depends upon the circumstances of the case:

a)     Approval by independent board members is an appropriate means to overcome structural conflicts of interests that affect all representatives appointed by a majority shareholder to the board in particular if the company enters into business relationships with the majority shareholder. Since the board cannot completely abrogate its decision-making competence in the area of its non-delegable and inalienable tasks, the responsibility for the decision-making will be shared between the board and a committee of independent directors. The independent director committee’s decision, on the one hand, and the board’s subsequent decision, on the other hand, come together to form one informed, independent and valid decision.

b)    The approval of a conflicted board’s decision by the non-conflicted shareholders would require that the shareholders’ meeting be provided with all the information that was available to the board to prepare its decision and that the shareholders interested in the respective decision abstain from voting. However, the two-step decision-making process under Swiss merger law requiring both the board’s and the shareholders’ meeting’s approval of a merger agreement leaves no room for the shareholders’ meeting’s approval of a conflicted board’s decision without circumventing the statutory two-step procedure. This method would therefore not be appropriate in the present case.

c)     The principle of dealing at arm’s length relies on either a market price or — in the absence of such — on an independent third party’s assessment of a decision’s adequacy. This presupposes that the third party is truly independent, which would not be the case e.g. if the fairness opinion is rendered by the financial advisor to one of the merging parties or if the remuneration of the third party is linked to the completion of the transaction.

d)    Abstention from voting by a board member could also be an appropriate means to mitigate in particular personal conflicts of interests in certain situations.

However, despite the different possibilities of how to mitigate a conflict of interests within a board, once the board has decided to implement a particular system, changes or amendments to this system should not be made as soon as the board is aware that a situation giving rise to a conflict of interests has occurred. By establishing the IDC (Art. 5 section 5 OrgReg), the Alcon board has chosen its system of how to mitigate potential conflicts of interests in its decision-making process with regard to a merger with the majority shareholder. Good corporate governance practice requires that this choice should not be altered in the course of a specific transaction. The obligation to adhere to a previously implemented system is additionally supported by Art. 11 section 3 OrgReg requiring the IDC’s approval for any amendment affecting the IDC’s powers and duties.

Based on a detailed interpretation of the OrgReg and the Charter, it is my opinion that Novartis’ merger proposal will trigger the IDC’s competence under Art. 5 section 5 (a) or (b) OrgReg. Therefore, as outlined in more detail below, the Alcon board will not be able to validly decide on Novartis’ merger proposal without the IDC’s prior recommendation of that proposal. In addition, taking into account the wider wording of the Charter, it becomes clear that Art. 5 section 5 OrgReg contains a non-exhaustive list of situations in which the prior approval of the IDC is required. The IDC is to generally serve as a disinterested body with respect to transactions that relate to the company, to its shares or to related party transactions involving one or more major shareholders of the company.

In a nutshell, the combination of the Swiss rules governing mergers and the provisions of the OrgReg dealing with related-party transactions results in a three-step approval process that must be followed in connection with transactions such as Novartis’ merger proposal:

a)     approval by the IDC according to Art. 5 section 5 OrgReg; then

b)    approval by Alcon’s board of directors according to Art. 12 para. 1 Swiss Merger Act (hereinafter: “SMA”) and Art. 3 section 3 (s) OrgReg; and then

c)     approval by at least two thirds of the votes allocated to the shares represented at Alcon’s shareholders’ meeting (Art. 18 para. 1 (a) SMA).

IV.           CONSIDERATIONS

Since the question of this legal opinion has been raised in the context of a merger, I make the following preliminary remarks regarding the merger procedure:

Under Swiss merger law, the ordinary merger procedure requires the approval of both the board of directors and the shareholders’ meeting (Art. 12 and Art. 18 SMA). In any case, the board of directors remains responsible to negotiate and to execute, a merger agreement (see also Art. 3 section 3 (s) OrgReg). This responsibility cannot be transferred or removed. The board may delegate the negotiations as well as the execution of the merger agreement to individual board members or others. However, notwithstanding such delegation of particular tasks, the ultimate competence and responsibility to approve the merger as such always remains with the entire board.(1) After the approval by the boards of directors of both companies, the merger agreement must be approved by the shareholders’ meetings of both companies if the ordinary merger procedure applies.(2)

A merger with a majority shareholder following the sale and acquisition of the majority stake is a special situation: Both the board members nominated by Nestlé as the current majority shareholder and the board members nominated by Novartis as the future majority shareholder are interested in the transaction. The potential consequences of the conflicts of interests which arise from such situations as well as the possible means to overcome these conflicts will be discussed in the following.

A.            Dealing with Conflicts of Interests in General

Every board member of a Swiss company limited by shares must perform his or her duties with due care (duty of care) and must safeguard the interests of the company in good faith (duty of loyalty) as outlined in Art. 717 of the Swiss Code of Obligations (hereinafter “CO”). Hence, the board members must subordinate their own or third party’s interests to the interests of the company.(3) If a board member wilfully or negligently violates these duties, he becomes liable for any damages caused to the company, to any shareholder and to any creditor of the company (Art. 754 CO). In case the board member’s fiduciary duties are conflicting with other interests, special measures have to be taken to protect the integrity of the decision-making process.(4)

Basically, the following three types of conflicts of interests can be observed: (5)

a)     Personal conflict of interests (hereinafter referred to as “Type A conflicts of interests”): A board decision may negatively or positively impact the personal position of one or several

(1)	See as one of many others Wolf, BSK FusG, Basel/Genf/München 2005, Art. 12, N 5 and 6; Glanzmann, Umstrukturierungen, 2nd edition, Bern 2008, N 283 et seq.

(2)

Art. 23 and 24 SMA provide for a simplified merger procedure for mergers within holding companies. In case the receiving company owns all voting rights in the transferring company or in case a holding company owns all shares in both of the merging companies, the simplified procedure allows the merger to take place without a merger report, without the necessity to have the merger agreement audited and — above all — without the general meeting’s approval. In case the receiving company owns at least 90% of the transferring company’s voting rights, the simplified procedure applies provided the minority shareholders are offered to choose between shares in the receiving company and a cash consideration.

(3)	Bauen/Venturi, Der Verwaltungsrat, Zürich 2007, N 191.

(4)	For a definition of a conflict of interests see also Roth Pellanda, Die Organisation des Verwaltungsrates, Zürich 2007, N 283.

(5)	For the division in these categories see von der Crone, Interessenkonflikte im Aktienrecht, SZW 1/94, p. 3.

board members (e.g. the sale of a significant piece of equipment by a director to the company).

b)    Company controlled by a majority shareholder (hereinafter referred to as “Type B conflicts of interests”): In this case, conflicts of interests structurally arise between the company and its majority shareholder. The board is obliged to observe the interests of the entire company including the entirety of its shareholders. Since the majority of the board members is usually nominated by the majority shareholder, the majority shareholder has also a preferential influence on the board’s decision-making process. A conflict of interests arises in particular if the company enters into business relationships with the majority shareholder.

c)     Transactions with the transfer of a controlling stake in the company (hereinafter referred to as “Type C conflicts of interests”): Such transactions often lead to changes in the board and therefore affect the board members’ personal situations so that directors might be skeptical even towards transactions with positive effects on the company and its shareholders.

The Novartis merger proposal raises questions with regard to a Type B conflict of interests while the previous acquisition of the majority stake from Nestlé could give rise to a Type C conflict of interests. The different types of conflicts of interests call for different ways of overcoming them and avoiding potentially detrimental consequences. The following section IV.A.1 will discuss the different measures to address conflicts of interests. Section IV.A.2 will subsequently outline the negative consequences of a board decision taken by conflicted board members who have not adequately addressed the conflict of interests.

1.             Measures to Overcome a Conflict of Interests

Conflicts of interests may be avoided by strict prohibition: Attorneys for example are not allowed to represent two opposed parties in the same court proceedings; as another example, corporate law requires auditors to be independent. However, prohibition is only practicable in such situations where (a) the conflict of interests would have intolerable consequences and (b) there is actually an alternative available by appointing a third party who does not have a conflict of interests.

Conflicts of interests within a company’s board cannot be solved by mere prohibition. If situations leading to potential conflicts of interests were forbidden — i.e. if a company could no longer enter into contractual relationships with its board members — the business perspectives and the proper functioning of a company would become severely restricted. Business between the company and its majority shareholder would no longer be tolerated and the establishing of corporate groups would only remain practicable to the extent that the holding companies become the only shareholder of their affiliates. Hence, conflicts of interests in corporate law must be addressed in another way than by prohibition.(6) In statutory law, legal doctrine and jurisprudence, several means to overcome a conflict of interests have been established which will be discussed in the following:

a)             Additional Support

By seeking additional support, the board of directors can rebut the assumption to have acted contrary to its duties as a result of a conflict of interests. Seeking additional support will give proof of the board’s efforts to exclude the adverse impacts that the conflict of interests may otherwise have on the decision.(7) Approval can potentially be given by either a superior or a coequal organ.

(6)	von der Crone, Interessenkonflikte im Aktienrecht, SZW 1/94, p. 3 et seq.

(7)	von der Crone, Interessenkonflikte im Aktienrecht, SZW 1/94, p. 8.

1)             Approval by the Shareholders’ Meeting

Jurisprudence has established the possibility that some conflicted board decisions may be additionally approved by the shareholder’s meeting as a superior organ in order to overcome the conflict of interests.(8) The rationale of this procedure is to authorize ex post the board which has — due to the conflict of interests — not acted according to the rules of its mandate. However, the shareholders’ meeting does not unrestrictedly qualify as the board’s principal. The board is obliged to further the interests of the company as a whole whereas in the shareholders’ meeting the shareholders decide without being obliged to further any other interests than their own. That is why corporate law does not allow the board to delegate its tasks to the shareholders’ meeting even though such transfer could easily be done between a principal and his agent. Hence, the shareholders’ meeting’s approval cannot extend the board’s mandate but serves as an additional support of the board’s decision.(9) The approval by the shareholders’ meeting can demonstrate that the board’s decision is defendable even though it is affected by a conflict of interests. By obtaining the shareholders’ meeting’s approval, the board can re-establish the presumption to have acted in accordance with its duties.(10)

The successful mitigation of a conflict of interests by an approval of the shareholders’ meeting would require particular circumstances. Firstly, in order to make an informed decision, the shareholders must be provided with the same information as the board has had to prepare its decision.(11) Secondly, the interests of minority shareholders and creditors are not sufficiently protected by an approval of the shareholders’ meeting if the majority of shareholders in the shareholders’ meeting pursues the same interests as the conflicted board members.(12) In this case, the only additional protection that the shareholders’ meeting’s approval could provide the minority shareholders with is the right to challenge the shareholders’ meeting’s decision since the board’s decision cannot be challenged by the shareholders.(13) Hence, a decision of the shareholders’ meeting can only mitigate a conflict of interest if the shareholders are adequately informed, if the shareholders directly interested in the decision abstain from voting and — in addition — if the decision does not affect the company’s creditors.(14)

However, the approval of a board decision by the shareholders’ meeting cannot mitigate a conflict of interests if a two-step approval is already required by law — as it is the case for the approval of a merger in the ordinary procedure under Art. 12 and Art. 18 SMA. It is the board’s task to negotiate, approve and sign in particular the merger agreement whereas the shareholders’ meeting shall additionally approve the final documents. If the shareholders’ meeting’s approval of the agreement should at the same time also serve as an approval of the board’s acting under a conflict of interests, the two-step-procedure would be reduced to a single approval of the shareholders’ meeting and the legislator’s hierarchy would be overruled. Against this background, it is not possible to overcome a conflict of interests within a board by asking for the shareholders’ meetings’ approval with regard to transactions under the SMA, such as the merger proposed by Novartis.

(8)	BGE 100 II 388, E. 2.a.; BGE 127 III 334 E. 2.b.

(9)	Similar Lazopoulos, lnteressenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p.126 et seq.

(10)	von der Crone, Interessenkonflikte im Aktienrecht, SZW 1/94, p. 8 et seq.

(11)	Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 357.

(12)

Böckli, Schweizer Aktienrecht, 4th edition, Bern 2009, § 13 N 644.§ 13 N 647a; Handschin, Treuepflicht des Verwaltungsrates in der gesellschaftsinternen Entscheidfindung, in: von der Crone/Weber/Zäch/Zobl, Neuere Tendenzen im Gesellschaftsrecht, Festschrift für Peter Forstmoser, Zürich 2003, p. 178.

(13)	Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 358.

(14)	Stutz/von der Crone, Kontrolle von Interessenkonflikten im Aktienrecht, SZW 2/2003, p. 110 with further references.

2)             Appointment of an Independent Board Committee

Jurisprudence also allows additional support by an organ of the same level in order to overcome a conflict of interests.(15) With regard to the board of directors, such approval can be sought from the non-conflicted board members.

Jurisprudence and the majority of doctrine assume that a decision taken by a conflicted board member can be approved by another non-conflicted board member but does not require the approval of the entire board if one single board member is competent to decide the matter in question, i.e. if the matter does not require the entire board’s approval. Accordingly, board members with only joint signatory power cannot approve such decisions alone and on their own. In addition, the articles of association or the board’s organizational regulations can require the approval of the entire board even with regard to matters which are usually in the competence of one or two board members.(16) And with regard to non-delegable and non-alienable tasks of the board, the approval of at least the majority of non-conflicted board members will always be required.(17)

In recent times, companies have started to institutionalize the approval of transactions particularly prone to conflicts of interests by non-conflicted board members. Ad-hoc or standing committees of independent directors have been established. Forstmoser(18) and Roth Pellanda(19) discuss the institutionalisation of a board member’s abstention by establishing such a committee. Especially if the entire board remains responsible for the decision, the committee’s decision or recommendation has the effect of an additional approval and does not exclude one or several board member(s) from the decision-making process. This approach is in line with the suggestion to provide for a double approval requirement, i.e. by the entire board including the conflicted board member at the one hand and by the non-conflicted board members only at the other hand.(20) This results in a two-fold decision-making process, regardless whether it is called institutionalised abstention or institutionalised approval by a committee of non-conflicted board members.

The implementation of standing audit, remuneration and nomination committees has become best practice under Swiss corporate law and has also been included in Art. 24-27 of the Swiss Code of Best Practice for Corporate Governance.(21) In addition to the said committees, companies may also establish other committees such as a strategy committee, expert committees, an M&A committee or a committee of independent directors to mitigate conflicts of interests. Such committees should be treated similarly to the widely institutionalised standing committees such as the nomination, audit and compensation committees. According to Art. 716a para. 2 CO, the board may delegate the preparation and the execution of its decisions and the supervision of particular aspects of the business to committees or individual members. When doing so, the board must provide for adequate reporting to the board.

All of these committees have not only a rationalising and specialising function, but also allow the mitigation of conflicts of interests by allocating the respective tasks to non-conflicted board

(15)	BGE 127 III 333, E. 2; 126 III 363, E. 3, 5, 95 II 452 E. 5.

(16)	Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 356; Lazopoulos, Interessenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 121.

(17)	Lazopoulos, Interessenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 121.

(18)	Interessenkonflikte von Verwaltungsratsmitgliedern, in: Liber Amicorum für Hermann Schulin, Basel/Genf/München 2002, p. 19.

(19)	Organisation des Verwaltungsrates, Zürich 2007, N 352.

(20)

Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 352; Watter/Roth Pellanda, Die “richtige” Zusammensetzung des Verwaltungsrates, in: Verantwortlichkeit und Unternehmensrecht III — Europa Institut Zürich, Band 67, Zürich 2006, p. 77.

(21)	economiesuisse (editor), Swiss Code of Best Practice for Corporate Governance of 25 march 2002, Zurich 2002.

members.(22) Some committees mitigate the conflicts of interests of the executive board members by allocating the quality management with regard to their tasks to the non-executive board members.(23) A committee of independent directors mitigates the conflicts of interests in particular regarding specific transactions in which a shareholder is involved. In such cases, not only the executive directors but also non-executive directors nominated by such shareholder will be conflicted and therefore will not qualify to be elected to the independent committee.

However, even if such independent committee exists, the entire board retains a parallel power to adopt the decision. The delegation of the decision-making with regard to a core competence of the board does not reduce the board’s responsibility. The board members remain responsible for all their duties and competences. They will also be liable for mistakes of the delegatees as if they would have taken the decisions themselves unless they can prove to have reviewed the committee’s proposals and its reasoning upon plausibility and should not have recognized possible flaws.(24) Still, the delegation of such tasks can make sense even with regard to the board’s responsibility because the committee members may have more time and skills to deal with the topic in depth than the entire board would have and therefore will be able to reduce the risk of mistakes. In particular, M&A committees — and therefore also independent director committees evaluating an M&A transaction with regard to which one or several directors are conflicted — do not result in a reduced liability of the other board members. The strategic aspect of M&A transactions — particularly of those including a sale or a merger of the company — is of such significance that the entire board must also take a decision of its own. In doing so, the board can rely on the committee’s evaluation and can take the latter as a basis for the board’s own decision. Besides, all board members are personally affected in case of a sale or a merger of the company, so that also from this perspective it would not be justified to transfer entirely the decision-making authority to a group of directors only.(25) If the board decides to rely on the committee’s decision only, such decision will be treated as its own from a liability point of view. (26)

In summary, whenever a (standing) independent director committee is involved to approve a transaction which is vulnerable to conflicts of interests, this leads to a two-fold decision-making process.(27) Whereas the board cannot validly decide alone due to the conflict of interests, the independent director committee, if acting on its own, would not be competent to bind the company either. Instead, each of the board and the committee depend on the evaluation and decision of the other body and only together are they able to take an informed, independent and valid decision.

I am of the opinion that the implementation of an independent director committee is particularly suitable in case of structural conflicts of interests or in case of control transactions (Type B and C conflicts of interests(28)).

(22)   von der Crone, Arbeitsteilung im Verwaltungsrat, Charlotte M. Baer ed.), Verwaltungsrat und Geschäftsleitung, SSPHW Band 76, Haupt Verlag, Bern 2006, p. 81, FN 8.

(23)   von der Crone, Arbeitsteilung im Verwaltungsrat, Charlotte M. Baer ed.), Verwaltungsrat und Geschäftsleitung, SSPHW Band 76, Haupt Verlag, Bern 2006, p. 81.

(24)   von der Crone, Arbeitsteilung im Verwaltungsrat, Charlotte M. Baer ed.), Verwaltungsrat und Geschäftsleitung, SSPHW Band 76, Haupt Verlag, Bern 2006, p. 96 et seq. with regard to audit and remuneration committees.

(25)   von der Crone, Arbeitsteilung im Verwaltungsrat, Charlotte M. Baer ed.), Verwaltungsrat und Geschäftsleitung, SSPHW Band 76, Haupt Verlag, Bern 2006, p. 98-

(26)   Watter, Verwaltungsratsausschüsse und Delegierbarkeit von Aufgaben, in: von der Crone/Weber/Zäch/Zobl, Neuere Tendenzen im Gesellschaftsrecht, Festschrift für Peter Forstmoser, Zürich 2003, p. 188 et seq.; von der Crone, Arbeitsteilung im Verwaltungsrat, Charlotte M. Baer ed.), Verwaltungsrat und Geschäftsleitung, SSPHW Band 76, Haupt Verlag, Bern 2006, p. 82.

(27)   As also provided in Art. 5 section 5 para. 1 OrgReg: “ ... The board shall only resolve such matters if a majority of the members of the Independent Director Committee so recommends. ...”

(28)   See section IV.A above.

b)             Dealing at Arm’s Length: Market Price and Fairness Opinion

A second possibility of seeking additional support is to apply an objective benchmark for the verification of the conditions of the decision to be taken by either the comparison with a market price or by obtaining an additional evaluation, a so-called fairness opinion. The comparison with the market price or the obtaining of a fairness opinion ensures that the conditions of the transaction concluded by a conflicted board equal the conditions a disinterested third party would have applied.(29)

A board applying the dealing at arm’s length principle can rely on the assumption to have acted according to its duties even though one or several board members are conflicted.(30), (31) In absence of a market price, the board will have to rely on the opinion of an independent outsider — usually an auditor or a bank — with regard to the specific transaction. Usually a fairness opinion gives a range of prices within which a disinterested third party might be willing to conclude a transaction. In case the fairness opinion is proven wrong, the issuer of the fairness opinion will not only be liable for damages vis-à-vis the company but also vis-à-vis third parties who relied on the opinion.(32) In complex, expensive and/or very high-levelled cases it might therefore become difficult for a board to engage an independent issuer of a fairness opinion, be it because all reputable issuers are conflicted in the matter themselves or be it because no one is willing to take the liability risk. At this juncture, it is worth noting that only a fairness opinion rendered by a truly independent third party may cure a conflict of interests. For instance, a fairness opinion rendered by the financial advisor to one of the merging parties of by a third party whose remuneration is linked to the completion of the transaction would not be sufficient to reach this goa1(33).

In essence, dealing at arm’s length gives a certain assurance that a transaction does not disadvantage the company.(34) However, it does not give any indication as to the necessity or the advantages of a particular transaction for the company(35) which should — measured against the board’s duties as — not only be fair but also in the company’s best interests. Furthermore, a valuable fairness opinion can only be issued based on all relevant material and information,(36) and in case all board members are conflicted it might be discussed whether they are even able to provide the issuer of the fairness opinion with independent information.

In any case, dealing at arm’s length (e.g. based on a fairness opinion) does not release the board from its duty to take its own decision, but such dealing at arm’s length may serve as a basis of such decision. Therefore, in particular a fairness opinion can serve to mitigate a conflict of interests, may the conflict of interests relate only to one member of the board or even the entire board.

(29)   Lazopoulos, Interessenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 117.

(30)   See IV.A, IV.A.1.a)1) and IV.A.1.a)2) above.

(31)   Similar in the essence but different in the reasoning Lazopoulos, Interessenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 117, according to whom dealing at arm’s length shall not only re-invert the assumption but entirely relieve the board from its liability with regard to the additionally supported decision.

(32)   BGE 4C.230/2003. Lazopoulos, Interessenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 118.

(33)   See the recommendation Nr. 0162 / 01 of the Swiss Takeover Board dated April 16, 2003, Centerpulse, para. 6.3. Whilst this recommendation was rendered in a takeover situation, the underlying general principle — pursuant to which only a fairness opinion rendered by a truly independent third party can cure a conflict of interests — should also apply in the context of a merger transaction.

(34)   Lazopoulos, lnteressenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 119.

(35)   von der Crone, lnteressenkonflikte im Aktienrecht, SZW 1/94, p. 9; Lazopoulos, Interessenkonflikte und Verantwortlichkeit des fiduziarischen Verwaltungsrates, Zürich 2004, p. 119; Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 348.

(36)   Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 352.

Dealing at arm’s length is suitable to overcome personal and structural conflicts of interests, as well as control transactions (Types A, B and C conflicts of interests(37)). However, it is important to note at this juncture that if the board has once decided to apply another measure to overcome a conflict of interests — e.g. by providing an independent committee based on the internal regulations — it cannot swap to a fairness opinion once a relevant transaction has been announced.(38)

c)             Abstention from Voting

By abstaining from voting, the conflicted board members do not make use of their voting rights with regard to the decisions affected by their conflict of interests. Depending on the particular case and on the dimension of the conflict, it must be determined on a case-by-case basis whether or not a conflicted board member should take part in the decision-making process, attend the discussion prior to the decision or even obtain the board’s documentation regarding the respective decision.(39)

It is common understanding in jurisprudence and doctrine that abstention from voting is a valid means to address conflicts of interests within a board on an individual basis(40). Conversely, it would not be an appropriate method if, for example, it leads to a paralysis of the company because the majority of the directors would be deemed to be disqualified from taking a decision that falls within the competence of the board. If such a risk is likely to materialize, the conflict of interests should be addressed by other means, e.g. by the implementation of an independent directors’ committee or by dealing at arm’s length.(41)

d)             Conclusion

As discussed above, the outlined methods for dealing with conflicts of interests (i.e., dealing at arms’ length, abstention from voting, approval by the shareholders’ meeting or establishment of an independent director committee whose recommendation is required) are not equally appropriate in all situations.

In light of the above, I am of the view that a structural conflict of interests (Type B conflict of interests) as in the present case can be overcome in two ways:

a)     The board can establish an independent committee and, for purposes of a merger transaction, implement a two-fold decision process, i.e. both the independent director committee and the entire board take their own decisions and combine them to one valid and non-conflicted board decision.

b)    The board can make sure that the company deals at arm’s length, e.g. based on a fairness opinion issued by a truly independent third party.

However, as it will be shown under section IV.C below in more detail, if a board has once implemented a system of how to overcome a conflict of interests (such as option a) in Alcon’s case), this system must not be altered in the course of a transaction that gives rise to a conflict of interests.

(37)   See section IV.A.1 above.

(38)   See section IV.C hereinafter.

(39)   With regard to the abstention of a delegated board member representing Lips-Rauber, Die Rechtsbeziehung zwischen dem beauftragten fiduziarischen Verwaltungsrat und dem Fiduzianten, zürich 2005, p. 117.

(40)   Lazopoulos, Massnahmen zur Bewältigung von Interessenkonflikten im Verwaltungsrat, AJP 2/2006, p. 145.

(41)   See sections IV.A.1.a)2) and IV.A.1.b) above.

2.             Consequences of a Decision Taken by a Conflicted Board

If no appropriate measures have been taken to mitigate conflict of interests in the course of the decision-making process, board decisions are likely to be either void or to trigger the board members’ personal liability (Art. 754 CO). Hereinafter I will concentrate on the procedural effects of a conflicted board’s decision, in particular its voidness and its implications on the subsequent decision of the shareholders’ meeting as required, e.g. in the merger procedure.

a)             Voidness of Board Decisions

The general rule of void contractual relationships under Swiss law is stated in Art. 20 CO. This provision declares for null and void all contracts which have impossible or illegal contents or which violate bonos mores. For decisions of a shareholders’ meeting, the Swiss corporate law provides a similar rule for violations of the law and violations of the articles of association. As to the consequences of such a violation, the Swiss corporate law distinguishes between void decisions (Art. 706b CO) and challengeable decisions (Art. 706 CO).(42) Hence, in the area of shareholders’ meetings’ decisions, some decisions which would be void under Art. 20 CO are only challengeable under Art. 706 CO.

Different from decisions of the shareholders’ meeting, board resolutions cannot be challenged by the shareholders. Therefore, the shareholders and the company are usually required to rely on the board members’ liability under Art. 754 CO to ask for damages caused by a board resolution that violates the law or internal regulations. Nevertheless, Art. 714 CO declares that board resolutions can be null and void in particular for the reasons provided in Art. 706b CO regarding decisions of the shareholders’ meeting.(43) Beyond the cases explicitly mentioned in Art. 706b CO in connection with Art. 714 CO, board decisions can also be null and void in cases of a violation of the basic rule of Art. 20 CO.(44) This means that in particular any impossible or immoral decisions will also be null and void. Furthermore, in accordance with longstanding practice, also severe formal defects can void a board resolution.(45)

In summary, the enumeration in Art. 706b CO is not exhausting and leaves room for other kinds of void decisions in view of the different tasks and varieties of decisions the shareholders’ meeting and the board have to take.(46) The different concepts with regard to decisions of the board and the shareholders’ meeting justify a differentiated assessment of whether a decision is void or not.(47) And since board resolutions cannot be challenged (unlike decisions of the shareholders’ meeting), there is necessarily more room to void board resolutions.(48)

Based on the above considerations, conflicts of interests within a board can result in void board decisions for several reasons. In particular, a board decision taken by conflicted board members may violate the basic structure of the company. In case of a conflict of interests, the requirement

(42)   Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 136.

(43)   According to Art. 706b CO, a decision of the general meeting is in particular void, if it (a) revokes or restricts the right to attend a meeting of shareholders, the minimum right to vote, rights of action or other rights of shareholders mandated by mandatory law, (b) restricts shareholders’ rights to control to a greater extent than allowed by law or (c) disregards the basic structures of a corporation or violates provisions concerning the protection of the capital.

(44)   Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 139.

(45)   Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 146; Wernli, BSK OR II, 3rd edition, Basel/Genf/München 2008, Art. 714 N 19..

(46)   Wernli, BSK OR II, 3rd edition, Basel/Genf/München 2008, Art. 714 N 5; for a discussion of these differences see Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 153 et seq.

(47)   Jagmetti, Die Nichtigkeit von Massnahmen der Verwaltung der Aktiengesellschaft, 1958, p. 104.

(48)   Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 163.

to decide as an entirety and the requirement to mitigate the conflict of interests are diametrically opposed, and the board needs to find a way to decide collectively without being conflicted.(49) Thus the basic structures of corporate law with regard to the decision-making process may be violated either if a board fails to address the conflict of interests at all or if a board allows the (unjustified) abstention of a substantial numbers of its members. In addition, the severe violation of reglementary rules on the decision-making process within the board results in a void decision due to formal defects.(50)

b)             Implications on the Shareholders’ Meeting’s Merger Decision

As mentioned above, a merger requires both the board’s decision to sign the merger agreement as well as the shareholders’ meeting’s approval of the entire transaction. In this context, the question arises as to how a void board decision influences the validity of the shareholders’ meeting’s decision.

As a consequence of the void board decision, the merger agreement has not been validly concluded if the other party to the merger agreement is or should be aware of the conflict of interests. The board’s power to represent the company does not include void decisions and the board is therefore not authorized to implement a void decision by signing a merger agreement. However, the board is able to enter binding commitments for the company vis-à-vis a bona fide third party even when executing a void decision.(51) Yet, Novartis would not qualify as a bona fide third party in the present case because it is well aware of the conflict of interests within the Alcon board, itself having appointed the conflicted directors to the Alcon board. Therefore, the shareholders’ meeting would be asked to approve an agreement that had not been validly concluded. The respective decision by the shareholders’ meeting would therefore become challengeable by a shareholder(52) or by the board of directors.(53)

c)             Responsibility of Delegated Board Members

Board members who have been delegated to represent a major shareholder in the board are not treated any different from the other board members with regard to their duties and responsibilities.(54) In particular, a board member cannot justify the violation of his duties vis-à-vis the company by referring to the instructions he obtained by the party he represents. The delegated board member is responsible for checking instructions upon their compliance with the applicable law and for acting accordingly. Otherwise, he may become liable under Art. 754 CO or even under criminal law.(55) According to the Swiss Federal Court, the board member’s duties vis-à-vis the company precede his duties vis-à-vis the principal he represents.(56) Instructions by the principal should only

(49)   Roth Pellanda, Organisation des Verwaltungsrates, Zürich 2007, N 353.

(50)   Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 241.

(51)   The board’s power of representation does not include void decisions and the board is therefore not authorized to implement them. However, vis-à-vis bona fide third parties, the board is able to enter binding commitments for the company even when executing a void decision. This protection of good faith does not apply as soon as the third party knew or should have realized the voidness of the board’s decision. In this case, the intended legal relationship cannot be concluded to the lack of representation power of the board. See Rhein, Die Nichtigkeit von VR-Beschlüssen, Zürich 2001, p. 173 et seq.

(52)   According to Art. 106 SMA and Art. 706 CO.

(53)   According to Art. 706 CO; the effects of the general meeting’s approval of a conflicted board decision in general and in view of transactions under the SMA have been discussed in section IV.A.1.a)1) above.

(54)   Nussbaumer/von der Crone, Verhältnis zwischen gesellschafts- und schuldrechtlicher Verpflichtung, SZW 2/2004, p. 139, with further references.

(55)   Lips-Rauber, Die Rechtsbeziehung zwischen dem beauftragten fiduziarischen Verwaltungsrat und dem Fiduzianten, Zürich 2005, p. 126 et seq.; Nussbaumer/von der Crone, Verhältnis zwischen gesellschafts- und schuldrechtlicher Verpflichtung, SZW 2/2004, p. 141.

(56)   BGE 4C.143/2003, E. 6.

be executed in situations in which the board member has absolute discretion but even then such discretion should be exercised in good faith and in the company’s interests.(57)

If a board member has been delegated by another company of which he is also a member of the board, he must fulfil his duties as a board member vis-à-vis both companies and must further both companies’ interests. Hence, a conflict of interests between the two companies will automatically result in the board member violating his duties vis-à-vis one of the companies. If such conflict of interests was foreseeable, the board member will be liable for damages caused to the company whose interests he violates. Such violation of duties cannot be avoided by an instant resignation from one of the boards because the resignation would be effected at an improper time so that the board member would remain liable to the respective company for the damages caused (Art. 404 para. 2 CO).(58)

In the end, it is in the best interest of the delegated board members (such as, in the present case, Novartis’ appointees to the Alcon board) to address conflicts of interests in the course of the board’s decision-making process in a manner that is in line with the best practices for corporate governance, since this will give such board member the best possible defence against responsibility claims from one or the other company or its shareholders.

B.            Interpretation of Alcon’s OrgReg and Charter

The OrgReg provide for an IDC. In the light of the relevant wording and purpose of the OrgReg and the Charter, I examine hereinafter if the IDC is competent to approve the merger transaction mentioned in the facts. For the reasons stated hereinafter, I conclude that the IDC benefits from such a competence.

1.             Interpretation of Internal Regulations

Before interpreting the OrgReg, the methods of such interpretation should be shortly discussed. The interpretation of general and abstract legal documents such as articles of association or internal regulations somewhat differs from the interpretation of individual contracts. The Swiss Federal Court has dealt with the interpretation of a company’s articles of association already several times and came to the following conclusions:

a)     If the provisions to be interpreted deal with a dispute in very close circumstances within the company or if they even have contractual dimensions, they should be interpreted as a contract.

b)    If the effects of the provisions in question affect a wider environment and might be of interest for potential shareholders or creditors or if the articles of a public company are interpreted, they should be interpreted similarly to statutory law. In general, articles of association should be interpreted as a whole, based on the idea that the shareholder acquiring the company’s shares read them as one document without thinking about the background of every single provision.(59)

(57)   Nussbaumer/von der Crone, Verhältnis zwischen gesellschafts- und schuldrechtlicher Verpflichtung, SZW 2/2004, p. 140, with an overview of current doctrine in footnote 19.

(58)   Kissling, Der Mehrfachverwaltungsrat, Zürich 2006, N 178; for the board member’s liability in case of abstention see section IV.A.1.c) above.

(59)   Böckli, Schweizer Aktienrecht, 4th edition, Bern 2009, § 1 N 632 et seq.

According to legal doctrine, organizational regulations are to be interpreted based on the same rules as articles of association.(60) Given the fact that Alcon is a public company with its OrgReg publicly available on its website and containing provisions that affect potential investors directly, it is appropriate to interpret the OrgReg like a statute. For the interpretation of a statutory provision, the Swiss Federal Court pragmatically applies different methods depending on the particular case (this approach being commonly referred to, in German, as the “Methodenpluralismus”).(61) The typical interpretation elements include the following:(62)

a)     the grammatical interpretation concentrates on the wording of a statute, its meaning as well as the structure of the sentences;

b)    the systematic interpretation relates to the coherence and the consistency of a rule within both the statute and the entire legal system;

c)     the teleological interpretation concentrates on the ratio legis, the spirit and purpose of a rule;

d)    the historical element discusses the legislator’s intention upon enactment of a rule.

In case of differences between the wording of a statute and its ratio legis, a deviation from a clear wording may not only be allowed but even required (called, in German, the “teleologische Reduktion”). Such a situation may occur in case the application of a rule based on its wording would lead to unsatisfactory results e.g. by applying a rule on a situation the legislator did not intend to be covered by the respective rule.(63)

2.             Relevant Provisions of the OrgReg

The relevant provision regarding transactions with a majority shareholder is Art. 5 section 5 OrgReg. According to this provision, the board is to establish an IDC consisting of no less than three independent directors responsible for the protection of the interests of minority shareholders if one of the following situations occurs:

“(a) a proposed merger, takeover, business combination or related party transaction of the Company with the Majority Shareholder or any group company of the Majority Shareholder;

(b)   a proposed bid for the shares of the Company by any entity owning a majority of the Company’s outstanding voting rights;

(c)   a proposed repurchase by the Company of all the shares not owned by an entity owning a majority of the outstanding voting rights of the Company; or

(d)   any change to the powers and duties of the Independent Director Committee.”

Art. 5 section 5 para. 1 OrgReg further provides that the Board shall only resolve such matters if a majority of the IDC members so recommends.

In addition to these rules particularly applicable on transactions with majority shareholders, Art. 8 OrgReg addresses the area of conflicted board members in general. A board member is deemed to be conflicted in case it has a financial or non-financial interest in, or is otherwise closely linked to, the matter, and such interest is of such significance to the board member or a related person

(60)   Müller/Lipp/Plüss, Der Verwaltungsrat, 3. ed., 2007, p. 37; Watter/Roth Pellanda, BSK-OR II, Art. 716b, N 26.

(61)   BGE 131 III 314, 127 III 415.

(62)   Middendorf/Grob, Handkommentar zum Schweizer Privatrecht, Zürich/Basel/Genf 2007, ZGB 1 N 7 et seq.

(63)   Middendorf/Grob, Handkommentar zum Schweizer Privatrecht, Zürich/Basel/Genf 2007, ZGB 1 N 9.

that the interest would reasonably be expected to interfere with the board member’s judgement in case of participation in the discussions with regard to or any vote on the matter. A related person is among others defined as an entity of which the board member is a director, general partner, agent, major shareholder, employee or designee of such person or entity to the board. According to Art. 8 section 2 OrgReg, the chairman of the board must implement the appropriate measures to ensure that Alcon’s interests are adequately protected and resolve to what extent the conflicted director shall be excluded from the matter. In case the conflicted member disagrees, he may request that the board consisting of non-conflicted directors only shall resolve as to the issue of the existence of a conflict of interests and the measure to be taken.

3.             Interpretation of Art. 5 Section 5 (a) and (b) OrgReg

The term “Majority Shareholder” is defined in Art. 5 section 2 OrgReg as “the Company’s majority shareholder”. However, since this definition is made in connection with the current majority shareholder Nestlé(64), the question arises whether the term “Majority Shareholder” shall refer to Nestlé only or to any majority shareholder of Alcon.

With regard to the Nominating and Corporate Governance Committee, Art. 5 section 4 OrgReg provides that “at least one Committee member shall be designated by Nestlé as long as Nestlé remains as the Majority Shareholder”. This provision implies that there may be another “Majority Shareholder” than Nestlé once Nestlé has sold its majority stake. Besides, from a literal point of view, in Art. 5 section 2 OrgReg, the capitalized terms “Majority Shareholder” are not placed directly after “Nestlé” but after the term “the Company’s majority shareholder” so that it may as well define any potential holder of a majority of Alcon shares and not Nestlé as a specific shareholder. Therefore, the conclusion can be drawn that the term “Majority Shareholder” refers to any present or future majority shareholder of Alcon who may change from time to time. A fortiori, this interpretation must apply to a shareholder who follows directly Nestlé in its position as a majority shareholder of Alcon by acquiring exactly the stake previously held by Nestlé.

Furthermore, Art. 11 section 4 OrgReg provides that the special rights of the Majority Shareholder in the OrgReg “shall be amended or repealed as soon as the equity interest of the Majority Shareholder in the Company shall fall below 50% of the voting rights of the Company and/or the equity interest of Novartis AG falls below 10% of the voting rights of the Company.” This may addresses the current situation with Nestlé as Alcon’s majority shareholder and Novartis as second important shareholder. However, whereas Novartis is explicitly mentioned with its company name, the identity of the Majority Shareholder is left open and may therefore change from time to time.

In addition, the question arises why Art. 5 sections 5 (b) and 5 (c) OrgReg provide separate rules for an “entity owning a majority of the Company’s outstanding voting rights” if there is in fact no difference in the entities covered by Art. 5 section 5 (a), (b) and (c) OrgReg. Moreover, if any shareholder holding a majority would be qualified as Majority Shareholder, it is not clear at first sight if there is really a material difference between the transactions mentioned Art. 5 section 5 (a) OrgReg and a bid according to Art. 5 section 5 (b) OrgReg. Thus the question arises if these differences are just poor drafting or if they contain an intentional distinction. A closer look at Art. 5 section 5 (a) and 5 (b) OrgReg opens room for the following interpretations.

(64)   Art. 5 Section 2 OrgReg reads as follows: “The Compensation Committee shall be comprised of at least four members of the Board, at least one of which shall be designated by Nestlé as long as Nestlé remains as the Company’s majority shareholder (the Majority Shareholder), one of which shall be designated by Novartis AG for so long as it is a shareholders of the Company holding at least 10% of the Company’s outstanding shares, and at least two of which shall be independent directors ...”.

The two provisions are different in two respects. Art. 5 section 5 (a) OrgReg on one hand refers to the “Majority Shareholder” and lists the transactions covered in a specific manner by enumerating mergers, takeovers, business combinations or related party transactions. Art. 5 section 5 (b) OrgReg on the other hand relates to “any entity owning a majority of the Company’s outstanding voting rights” and only refers to “a proposed bid”, a term not used in Art. 5 section 5 (a) OrgReg. The interpretation shall therefore concentrate on the differences in the definition of the parties covered, on the one hand, and the definition of the transactions covered, on the other hand.

With regard to the entities covered, Art. 5 section 5 (a) OrgReg only refers to the term shareholder whereas Art. 5 section 5 (b) OrgReg refers to an entity holding a majority of Alcon’s voting rights, i.e. a distinction is made between the holding of shares and the holding of voting rights. It is legally possible to separate the authority to exercise the voting rights and the ownership in the shares. The Alcon board might have addressed the respective danger by requiring the IDC’s recommendation not only in case a “Majority Shareholder” wanted to implement any of the transactions under Art. 5 section 5 (a) OrgReg but also in case someone became able to exercise the majority of Alcon’s voting rights without being the owner of the shares. Hence, a majority shareholder being subject to Art. 5 section 5 (a) OrgReg will usually also be subject to Art. 5 section 5 (b) OrgReg as he will most likely be entitled to exercise the voting rights in the shares whereas “an entity owning a majority of the company’s voting rights” may be subject to Art. 5 section 5 (b) OrgReg only as long as it is not the owner of the shares.

Even based on this interpretation, it is still not clear why the two sections refer to different transactions. The question to be answered is how the term “bid” should be interpreted and whether it includes more or less or different situations than those mentioned in Art. 5 section 5 (a) OrgReg. The situations listed in Art. 5 section 5 (a) OrgReg refer in quite a detailed manner to all sorts of possible transactions between the Majority Shareholder and Alcon. However, the term “bid” as it is used in Art. 5 section 5 (b) OrgReg is not mentioned at all.

In corporate law language “bid” usually refers to a situation in which an offeror company addresses an offeree company’s shareholders by offering them a monetary payment or securities in exchange of their shares in the company. The prototype of such a bid may be a public takeover offer; however, also private bids for non-listed companies may be described by that term. From a formal point of view, a merger might not be a bid as it is a legal transaction requiring the mutual approval of both the boards and the shareholders of the companies involved as well as a mutual implementation, leading to one combined company whereas in case of a bid the offeree company’s shareholders decide on whether to accept or deny the offer by the offeror who is theoretically able to initiate and implement the transaction ending with the addition of a daughter company to its holding structure on its own. In fact, from an economic point of view, a merger can have exactly the same consequences for the shareholders than a (takeover) bid, especially in case the latter is an exchange offer. The shareholders of the transferring company are offered an exchange ratio and are asked to accept — not individually but collectively by voting in the shareholders’ meeting. They end up being shareholders of the receiving company or — in case of a cash out merger— with money. Based on its effects, mergers and takeover bids could therefore both be subsumed under the term “bid”.

This might less apply to business combinations as long as this term is defined any different from a merger or even a takeover bid which could — grammatically — also be called business combinations. But since Art. 5 section 5 (a) OrgReg distinguishes between all of them, business combination might rather refer to joint ventures or cross ownerships, i.e. transactions not leading to one entity being merged into or being completely acquired by the other. If business combinations are defined like this, they can hardly fall under the term “bid”.

Related party transactions finally are a general term for all kinds of business deals or arrangements between two parties being joined by a special relationship prior to the deal which can be a source of a conflict of interests. Be it management transactions potentially conflicting with the interests of the company or transactions between the company and affiliates of its controlling shareholder potentially threatening the interest of minority shareholders.(65)

Overall, the conception of Art. 5 section 5 (a) OrgReg and Art. 5 section 5 (b) OrgReg leaves room for interpretation. It is therefore appropriate to ask for the provisions’ ratio legis (thus applying the teleological interpretation, see section IV.B.1 above). The reason behind these provisions was apparently that the Alcon board wanted to address conflicts of interests arising out of transactions into which both Alcon as a company and a person owning Alcon’s shares or voting rights are involved and which significantly impact Alcon’s future. The chosen means to overcome these conflicts of interests was the requirement of the IDC’s approval (i.e. additional support as a way to address a conflict of interests, see section IV.A.1.a) above). In all likelihood, the board intended to cover as many of such situations as possible by subsuming transactions with shareholders holding a majority of shares under Art. 5 section 5 (a) OrgReg and transactions with an entity holding a majority of voting rights under Art. 5 section 5 (b) OrgReg. Given the somewhat inconsistent drafting of the provisions, it is justifiable to rely on the teleological interpretation by concluding that any merger of Alcon with any shareholder holding a majority of Alcon’s shares will be subject to Art. 5 section 5 (a) OrgReg and require a prior recommendation by the IDC.

Even if this assessment proved wrong, the above discussed subsumption of a merger under the term “bid” as discussed above leads to the conclusion that the proposed merger of Alcon with Novartis who will be holding the majority of Alcon’s voting rights is in any case to be deemed a “bid” within the meaning of Art. 5 section 5 (b) OrgReg and therefore subject to the IDC’s prior approval.

Based on the preceding considerations, I am of the opinion that the term “Majority Shareholder” refers to the current and any future majority shareholder of Alcon. A fortiori, this interpretation shall apply to any shareholder following Nestlé in its position as an owner of the majority of Alcon’s shares by acquiring exactly the stake previously held by Nestlé (such as Novartis in the present case). This conclusion can be drawn in application of both the grammatical and the teleological interpretation method. Hence, the Novartis merger proposal qualifies as a transaction under Art. 5 section 5 (a) OrgReg requiring the IDC’s recommendation. But even if Novartis as the new majority shareholder could not be subsumed under the term “Majority Shareholder” as used in Art. 5 section 5 (a) OrgReg, the planned merger as outlined in the facts would still have to be subsumed under the term “bid” as used in Art. 5 section 5 (b) OrgReg so that the IDC’s approval would again be required. Some way or the other, I am therefore of the opinion that Novartis’ merger proposal cannot be approved by the entire board without previously obtaining the IDC’s recommendation.

4.                                      Scope of the IDC’s Field of Responsibility beyond Art. 5 OrgReg

Independent from the above considerations regarding Art. 5 section 5 OrgReg it can also be discussed whether the IDC is competent beyond the cases specifically mentioned in Art. 5 section 5 OrgReg as examples, i.e. whether situations not mentioned in this provision could also be subject to the IDC’s analysis or approval.

In its press release dated January 4, 2010, the IDC highlighted its installation as a standing committee after Novartis’ acquisition of the first stake of Alcon shares from Nestlé in 2008. The standing IDC is meant to protect the minority shareholders in connection with a number of transactions,

(65)   Hertig/Kanda, Related Party Transactions, in: The Anatomy of Corporate Law, Oxford 2004, p. 101.

including related party transactions between Alcon and major shareholders of Alcon. In December 2008, the Alcon board (comprising also a Novartis appointee) adopted unanimously the Charter where it is stated that the IDC shall “serve as a disinterested body with respect to transactions that relate to the Company, to its shares or to related party transactions involving one or more major shareholders of the Company”. Such transactions were defined as “Special Transactions”. Furthermore the IDC was given the authority and responsibility for evaluating any proposed Special Transaction and to — among other things — make recommendations to the board as to the position it should take with respect to a Special Transaction. Hence, the term Special Transaction seems to refer to a wider range of transactions than those specified in Art. 5 section 5 OrgReg.

Since both the OrgReg and the Charter have been issued by the Alcon board and refer to internal organizational questions of the board, the Charter could be seen as further defining Art. 5 section 5 OrgReg. By explicitly referring to transactions “involving one or more major shareholders” without naming any of them, the Charter applies to the merger proposed by Novartis. Provided the Charter applies on a wider scope of transactions than Art. 5 section 5 OrgReg, the question remains whether the requirement of Art. 5 section 5 Org Reg — allowing Alcon to only resolve the matters defined in Art. 5 section 5 (a) — (d) OrgReg based on a positive recommendation of a majority of the members of the IDC — also applies on that wider scope.

The Charter itself does not require any approval by the IDC but simply asks the IDC to provide the board with an opinion as to its position with respect to a transaction. However, if the board was allowed to decide on such matters also contrary to the IDC’s recommendation, the conflicts of interests within the board would not have been dealt with and the board’s decision would be flawed (for the legal consequences of a flawed board decision, see section IV.A.2.).

5.                                      Conclusion

Based on both the above interpretation, I am of the opinion that the term “Majority Shareholder” as defined in Art. 5 section 2 OrgReg refers to the current and any future majority shareholder of AI-con; a fortiori, this interpretation shall apply to any shareholder following Nestlé in its position as an owner of the majority of Alcon’s shares by acquiring exactly the stake previously held by Nestlé. Consequently, the contemplated Novartis merger triggers the IDC’s competence according to Art. 5 section 5 (a) OrgReg. Beyond this, the planned merger of Alcon and Novartis can also be subsumed under Art. 5 section 5 (b) OrgReg since a merger can be qualified as a “bid”. In addition, taking into account the wider wording of the Charter, it becomes clear that Art. 5 section 5 OrgReg contains only a list of examples for the applicability of the IDC. The IDC shall generally serve as a disinterested body with respect to transactions that relate to the company, to its shares or to related party transactions involving one or more major shareholders of the company.

Finally, as it has been shown under section IV.A above, structural (Type B) conflicts of interests such as the one arising in the context of a merger between a controlled company and its major shareholder, can only be overcome by either establishing a two-fold decision-making process involving both the board and an independent director committee or by dealing at arm’s length. Alcon chose to implement the first of these two options in Art. 5 section 5 OrgReg. This means in practical terms that, in my opinion, the Alcon board cannot validly decide on the merger proposal published by Novartis on January 4, 2010 if the IDC has not recommended such transaction.

C.                                    No Change of Rules after Announcement of Transaction

Novartis’ indication to proceed with the merger based on the approval of the Alcon board irrespective of whether the IDC had recommended the transaction or not gives rise to the question whether the established internal rules of how to deal with a conflict of interests can be altered in the course of an announced transaction that gives rise to a conflict of interests.

The situation is comparable with a change of the rules of a game in the middle of a competition: No tennis player would accept an increase of the number of sets to be won once the game has been started and no golf tournament participant would understand the admission of the use of smaller balls by the remaining participants after he finished his round. This example illustrates a general rule which also applies in the present case: Once a transaction has been announced, a change of the rules for the internal approval of such transaction would be perceived as a moving of the goalposts in the middle of the game and would therewith not be acceptable to the involved parties. This undoubted sense of justice is also confirmed by the following legal reasoning.

1.                                      Article 11 Section 3 OrgReg

According to Art. 11 section 3 OrgReg, any amendment of the OrgReg affecting the powers and duties of the IDC shall only be valid if approved by a majority of such committee. Hence, any change of system with regard to the means of how to overcome a conflict of interests will be subject to the IDC’s approval.

This provision corresponds with the general legal principle that a measure having been adopted in order to protect a certain group cannot be removed without this group’s consent which is also included in Art. 704 para. 2 CO. According to Art. 704 para. 2 CO, provisions in the articles of association providing for a greater voting requirement than prescribed by law for specific matters may only be adopted if such provision is approved by the same number of shareholders that the greater voting requirement itself requires. The legal doctrine commonly agrees that the greater voting requirements must also be applied on the removal of such provisions in the articles of associations. Otherwise, i.e. if they could be abolished by a single majority, greater voting requirements would be of no practical use.(66)

2.                                      Pendency of Proceedings

The situation is also comparable to the enactment of new law.(67) Every time a new act comes into effect, the question arises whether the act shall be applied on ongoing disputes or whether these conflicts shall be solved by applying pre-existing law. With respect to black letter law, the new act usually includes rules for these situations.

As a general rule, a newly adopted legislation does not have a retroactive effect. As an exception of this general rule, Art. 2 of the End Titles to the Swiss Civil Code provides for the immediate application only of provisions of the Civil Code which relate to public order and morality on all facts notwithstanding these facts had occurred prior to the enactment of the law.(68)

In case the legislator did not include such rules in a new act, general principles shall be applied. With regard to public law, the Swiss Federal Court does not apply changes of law having taken

(66)         Dubs/Truffer, BSK OR II, 3rd edition, Basel/Genf/München 2008, Art. 704 N 11.

(67)         This paragraph is based on Häfelin/Müller/Uhlmann, Allgemeines Verwaltungsrecht, 5th edition, Zürich/St. Gallen 2006, N 322 et seq.

(68)         Kilde, Handkommentar zum Schweizer Privatrecht, zürich/Basel/Genf 2007, SchIT ZGB 2, N 1.

place after a decision has been issued in the course of the decision’s judicial review. In these situations, new law shall only apply for compelling reasons based on public policy.(69)

The same general principles apply in the present case, because, among other things, the methods of interpretation used for general and abstract legal documents shall also apply to the OrgReg (see section IV.B.1 above). Based on the above considerations, the following conclusions can be drawn with regard to the change of a company’s internal regulations regarding the overcoming of conflicts of interests within the board: The internal regulations of a board do not serve the protection of any public interest and thus fall outside the scope of public policy issues. If a change of internal regulations concerns provisions ensuring the functioning of the company or protecting the minority shareholders’ rights, there is no public interest that would mandate the immediate application of a newly-adopted provision on pre-existing facts. Hence, it is appropriate to apply the pre-existing rules on a situation the board of directors was aware of at the time it decided to change its rules. In the present case, Novartis informed the Alcon board on January 4, 2010 of its intention to merge at an already defined exchange ratio. Hence, after that date, a change of the internal regulations in full awareness of the particular scenario could be qualified as an abuse of rights and would thus not be applicable in the present case.

3.                                      Analogy to Takeover Law

Art. 22 para. 2 of the Swiss Stock Exchange Act (SESTA) allows companies to — prior to their securities being admitted to official listing on a stock exchange — include a provision in their articles of association releasing a potential offeror from the obligation to make a public offer (so called “opting-out clause”). According to Art. 22 para. 3 SESTA, such provision may be adopted at any time provided that it does not prejudice the interests of shareholders within the meaning of Art. 706 CO (which governs the contestation of decisions by the shareholders’ meeting). E.g. the implementation of an opting-out clause in the course of the company being listed at a Swiss stock exchange will only be allowed in case the intervention in the minority shareholders’ rights can be justified. According to the Swiss Takeover Board’s standing jurisdiction, the implementation of an opting-out clause in view of a specific transaction is not allowed. Even though the wording would most likely be abstract, the clause itself would favour the majority shareholders only and allow them to benefit from a control premium to the detriment of the minority shareholders. The Swiss Takeover Board therefore applies a waiting period of five years until an opting-out clause will become effective. Thus, the rules on mandatory takeovers will still apply on control transactions during the first five years after the implementation of an opting-out clause. And even after the expiry of that period the opting-out clause will not be effective if there is proof that the transaction leading to a change of control had already been planned at the time of the clause’s implementation.(70)

The SESTA does not apply expressly to the transaction contemplated by Novartis’ merger proposal. That being said, the Swiss Takeover Board’s approach with respect to opting-out clauses can also serve as an analogy as how to change a company’s once chosen system to overcome a conflict of interests after a specific situation has occurred. Similar to the requirement to launch a mandatory takeover offer upon exceeding the relevant threshold, the measures to overcome a conflict of interests also aim at the protection of minority shareholders. The Swiss Takeover Board applies a five-year or even longer period until it recognizes the shareholders’ meeting’s decision as effective in case the opting-out has been established with regard to a particular transaction. Hence, the Swiss Takeover Board weighs minority protection higher than a decision by the shareholders’ meeting potentially influenced by the majority shareholder. Thus, minority protection

(69)         BGE 112 V 89 and 112 IB 42.

(70)         Schenker, Schweizerisches Übernahmerecht, Bern 2009, p. 535 et seq.

should be weighted even higher in comparison with a conflicted board decision. Therefore, a conflicted board should not be able to change the company’s system of how to overcome a conflict of interests with regard to a particular (planned and announced) transaction.

4.                                      Conclusion

If the board has taken a decision as to how to proceed in case of a conflict of interests within the board by choosing an acknowledged means to overcome a conflict of interests, the chosen system can generally be replaced by another acknowledged means as it is in the board’s competence to structure its own organization and to enact its internal regulations. However, the Article 11 section 3 OrgReg requires for such replacement the approval by the majority of the IDC. This requirement arises out of a general legal principle according to which protection granted to a particular group shall not be removed without this group’s consent. This general principle would apply even if it was not enshrined in Article 11 section 3 OrgReg. Besides, once a specific situation has occurred, the once selected system of how to mitigate the arising conflict of interests should not be dismissed and the respective provisions in the OrgReg should only be altered in an extraordinary situation.

The alteration of the board’s system to overcome conflicts of interests in the course of its decision-making process is similar to the adoption of a new law. If the board is aware of a specific transaction, this transaction can be considered as pending comparable to a pending litigation. Since there are no similar public interests to be observed when deciding whether to apply existing or new internal regulations, the pre-existing rules shall apply on all the transactions the board was aware of when deciding the new rules. The change and application of new internal regulation on such a situation could on one hand qualify as an abuse of law; on the other hand the decision to change the internal regulations will definitely already be influenced by the conflict of interests the said regulations are supposed to overcome. Finally, analogies with Swiss takeover law also suggest refraining from an alteration of a board’s system of conflict of interests’ mitigation once a specific transaction has been announced.

I trust that the above covers all your questions raised. If you have any further questions, please do not hesitate to contact me.

Yours sincerely

Hans Caspar von der Crone